EXHIBIT 99.2

SHENZHEN YELLER AUDIO & VIDEO TECHNOLOGY CO., LIMITED

Consolidated Financial Statements

December 31, 2018 and 2017

Shenzhen Yeller Audio & Video Technology Co., LIMITED

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Shenzhen Yeller Audio & Video Technology Co., Ltd.:

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Shenzhen Yeller Audio & Video Technology Co., Ltd. (“the Company”) as of December 31, 2018 and 2017, and the related statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Going concern uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred recurring losses from operations, has net current liabilities and an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

The Company has significant transactions with related parties, which are described in Note 5 to the financial statements. Transactions involving related parties cannot be presumed to be carried out on an arm’s length basis, as the requisite conditions of competitive, free market dealings may not exist.

/s/ Pan-China Singapore PAC

We have served as the Company’s auditor since 2019.

Singapore

April 30, 2020

F-2

Shenzhen Yeller Audio & Video Technology Co., Ltd.

Balance Sheets

As of years ended December 31, 2018 and 2017

	2018	2017
	$	$
Assets
Current assets
Cash and cash equivalents	3,182	2,730
Accounts receivable	12,014	-
Other receivables	118,686	60,630
Advances and prepayments to suppliers	3,694	-
Subsidy receivable	471,901	-
Total current assets	609,477	63,360

Non-current assets
Plant and equipment, net	511,691	185,402
Total Assets	1,121,168	248,762

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable	12,491	-
Other payable	204,173	48,118
Accrued liabilities and expenses	5,124	-
Customer advances and deposits	40,771	-
Deferred subsidy income	390,226
Related party payable	460,699	241,506
Total current liabilities	1,113,484	289,624

Total Liabilities	1,113,484	289,624

Stockholders’ Equity (Deficit)
Common stock	293,842	14,653
Accumulated deficit	(294,993)	(57,172)
Foreign currency translation reserve	8,835	1,657
Total Equity (Deficit)	7,684	(40,862)

Total Liabilities and Equity (Deficit)	1,121,168	248,762

F-3

Shenzhen Yeller Video & Technology Co., Ltd.

Statements of Operations and Comprehensive Loss

For the years ended December 31, 2018 and 2017

	2018	2017
	$	$
Net revenues	61,686	-
Cost of revenues	(30,412)	-
Gross profit	31,274	-

Operating expenses:
Selling and marketing expenses	(642)	-
General and administrative expenses	(346,459)	(56,125)
Total operating expenses	(347,101)	(56,125)

Operating loss	(315,827)	(56,125)

Other income (expenses):
Interest income	22	124
Interest expense	(6,999)	(1,171)
Other income	84,983	-
Total other income and (expenses)	78,006	(1,047)

Loss before taxes from operations
	(237,821)	(57,172)
Provision for income taxes	-	-

Net loss	(237,821)	(57,172)

Other comprehensive income:
Foreign currency translation income	7,178	1,657
Comprehensive loss	(230,643)	(55,515)

F-4

Shenzhen Yeller Video & Technology Co., Ltd.

Statements of Stockholders’ (Deficit) Equity

For the years ended December 31, 2018 and 2017

			Foreign Currency
	Common	Accumulated	Translation
	Stock	Deficit	Reserve	Total
	$	$	$	$
Balance, January 1, 2017	-	-	-	-
Capital contribution	14,653	-	-	14,653
Net loss	-	(57,172)	-	(57,172)
Foreign currency translation adjustment	-	-	1,657	1,657
Balance, December 31, 2017	14,653	(57,172)	1,657	(40,862)

Balance, January 1, 2018	14,653	(57,172)	1,657	(40,862)
Capital contribution	279,189	-	-	279,189
Net loss	-	(237,821)	-	(237,821)
Foreign currency translation adjustment	-	-	7,178	7,178
Balance, December 31, 2018	293,842	(294,993)	8,835	7,684

F-5

Shenzhen Yeller Video & Technology Co., Ltd.

Statements of Cash Flows

For the years ended December 31, 2018 and 2017

	2018	2017
	$	$
Cash flows from operating activities

Net loss	(237,821)	(57,172)
Depreciation	111,089	-
Increase in accounts and other receivables	(73,945)	(62,441)
Increase in prepayments and other current assets	(494,418)	-
Increase in payables and other current liabilities	629,474	49,555
Net cash used in operating activities	(65,621)	(70,058)

Cash flows from investing activities
Purchase of plant and equipment	(453,661)	(190,937)
Net cash used in investing activities	(453,661)	(190,937)

Cash flows from financing activities
Proceeds from injection of capital by owners	279,189	14,653
Changes in related party balances, net	240,611	249,155
Net cash provided by financing activities	519,800	263,808

Net increase of cash and cash equivalents	518	2,813

Effect of foreign currency translation on cash and cash equivalents	(66)	(83)

Cash and cash equivalents–beginning of year	2,730	-

Cash and cash equivalents–end of year	3,182	2,730

Supplementary cash flow information:
Interest received	22	124

F-6

1.	Organization and Principal Activities

Shenzhen Yeller Video & Technology Co., Ltd. (the “Company”) was incorporated under the laws of PRC on May 5, 2017. Its primary businesses are gathering and selling of high-quality audio and video products. Located in Futian District, Shenzhen, the Company will also establish branches in first- and second-tier cities.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements including the balances and results of operations of the Company have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchanges Commission (“SEC”) and in conformity with generally accepted accounting principles in the U.S. (“US GAAP”).

The accompanying financial statements are presented on the basis that the Company is a going concern. The going concern assumption contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company incurred a net loss of $237,821 during the year ended December 31, 2018. As of December 31, 2018, the Company had net current liability of $504,007 and total equity of $7,684.

The ability to continue as a going concern is dependent upon the Company’s profit generating operations in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company expects to finance operations primarily through cash flow from revenue and capital contributions from the Chairman of the Board. In the event that the Company requires additional funding to finance the growth of the Company’s current and expected future operations as well as to achieve its strategic objectives, the Chairman of the Board indicated the intent and ability to provide additional equity financing.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s continuation as a going concern is dependent on the Company’s ability to meet obligations as they become due and to obtain additional equity or alternative financing required to fund operations until sufficient sources of recurring revenues can be generated. There can be no assurance that the Company will be successful in its plans described above or in attracting equity or alternative financing on acceptable terms, if at all. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Method of accounting

Management has prepared the accompanying financial statements and these notes in accordance with generally accepted accounting principles in the United States of America. The Company maintains its general ledger and journals with the accrual method of accounting.

Use of estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ materially from those estimates.

F-7

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, and unencumbered bank deposits to be cash equivalents.

Accounts receivable

Trade receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Bad debts are written off against allowances.

Inventories

Inventories consisting of finished goods are stated at the lower of cost or market value. The Company applies the weighted average cost method to its inventory.

Advances and prepayments to suppliers

The Company makes advance payment to suppliers and vendors for the procurement of finished goods. Upon physical receipt and inspection of the finished goods from suppliers the applicable amount is reclassified from advances and prepayments to suppliers to inventory.

Plant and Equipment

An item of plant and equipment is stated at cost less any accumulated depreciation and any accumulated allowance for decrease in value (if any).

The cost of an item of plant and equipment comprises its purchase price, import duties and nonrefundable purchase taxes (after deducting trade discounts and rebates) and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. These can include the initial estimate of costs of dismantling and removing the item, and restoring the site on which it is located, the obligation for which an entity incurs either when the item is acquired or as a consequence of having used the item during a particular period.

The cost of replacing part of plant and equipment is included in the carrying amount of the asset when it is probable that future economic benefits will flow to the Company and the carrying amount of those replaced parts is derecognized. Repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.

Depreciation is provided over their estimated useful lives, using the straight-line method. The Company typically applies a salvage value of 0%. The estimated useful lives of the plant and equipment are as follows:

Furniture and fittings	36 months
Office equipment	36 months
Leasehold improvement	42-52 months

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss is included in the Company’s results of operations. The costs of maintenance and repairs are recognized to expenses as incurred; significant renewals and betterments are capitalized.

F-8

Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Whenever there is an indication showing a permanent decrease in the amount of plant and equipment, such as an evidence of obsolescence or physical damage of an asset, significant changes in the manner in which an asset is used or is expected to be used, the Company shall recognize loss on decrease in value of plant and equipment in the statement of income where the carrying amount of the asset is higher than the recoverable amount. The Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2017 and 2018.

Statutory reserves

Statutory reserves refer to the amount appropriated from net income in accordance with laws or regulations, which can be used to recover losses and increase capital, as approved, and are to be used to expand production or operations. PRC laws prescribe that an enterprise operating at a profit must appropriate and reserve, on an annual basis, an amount equal to 10% of its profit. Such an appropriation is necessary until the reserve reaches a maximum that is equal to 50% of the enterprise’s PRC registered capital.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the statements of operations on a straight-line basis over the shorter of the lease term or estimated economic life.

Foreign currency translation

The accompanying financial statements are presented in United States dollars. The functional currencies of the Company are in Renminbi (RMB). The Company’s assets and liabilities are translated into United States dollars from RMB at year-end exchange rates, and its revenues and expenses are translated at the average exchange rate during the year. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	2018	2017
Year end RMB: US$ exchange rate	6.87644	6.75628
Annual average RMB: US$ exchange rate	6.61464	6.56040

The RMB is not freely convertible into foreign currencies and all foreign exchange transactions must be conducted through authorized financial institutions. Under the PRC Foreign Exchange Control Regulations and Administration of Settlement, Sales and Payment of Foreign Exchange Regulations, the Company is permitted to exchange RMB for foreign currencies through banks that are authorized to conduct foreign exchange business.

F-9

Value added tax (“VAT”)

On January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation officially launched a pilot VAT reform program (“Pilot Program”), applicable to businesses in selected industries. Such VAT Pilot Program was phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Business in the Pilot Program would pay VAT instead of sales tax. Starting from August 1, 2013, the Pilot Program was expanded to cover all regions in the PRC. The net VAT balance between input VAT and output VAT is recorded as accrued expenses in the Company’s financial statements.

From May 2017 to August 2018, the Company is a small-scale taxpayer subject to a 3% VAT rate. Since September 2018, the Company became a general taxpayer and subject to VAT rates of between 6% and 13%.

Income recognition

Recognition of Revenue

Revenue is reported net of business taxes and VAT. The Company is in the business of selling high-quality audio and video products. Trade receipts that are received in advance are initially recorded as deferred revenue. Revenue is recognized when goods are delivered and acknowledged by customers.

Revenue is recognized when a customer receives the goods and is recognized in an amount that reflects the consideration that the Company expects to receive in exchange for those goods. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount:

(i) identification of the goods in the contract;

(ii) determination of whether the goods are performance obligations, including whether they are distinct in the context of the contract;

(iii) measurement of the transaction price, including the constraint on variable consideration;

(iv) allocation of the transaction price to the performance obligations; and

(v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company’s performance obligations are transferred to customers at a point in time, typically upon delivery.

For all reporting periods, the Company has not disclosed the value of unsatisfied performance obligations for all service revenue contracts with an original expected length of one year or less, which is an optional exemption that is permitted under the adopted rules.

F-10

Other Income and other expenses

Other income and other expenses are recognized on an accrual basis in accordance with the substance of the relevant agreements.

Advertising

All advertising costs are expensed as incurred.

Shipping and handling

All outbound shipping and handling costs are expensed as incurred.

Retirement benefits

Retirement benefits in the form of mandatory government sponsored defined contribution plans are either charged to expenses as incurred or allocated to inventory as part of overhead.

Income taxes

Income tax expense comprises current and deferred taxation and is recognized in profit or loss except to the extent that it relates to items recognized directly in other comprehensive income or equity, in which case it is recognized directly in other comprehensive income or equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable with respect to previous periods.

The Company accounts for income tax using an asset and liability approach and allows for recognition of deferred tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future realization is uncertain.

The Company accounts for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Tax benefits are recognized from uncertain tax positions when the Company believes that it is more likely than not that the tax position will be sustained on examination by the tax authorities based on the technical merits of the position. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expenses.

Comprehensive income

The Company uses FASB ASC Topic 220, “Reporting Comprehensive Income”. Comprehensive income is comprised of net income and all changes to the statements of stockholders’ equity, except the changes in paid-in capital and distributions to stockholders due to investments by stockholders.

F-11

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC Topic 260, “Earnings per share”. Basic EPS is measured as the income or loss available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive effects of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warrants are calculated using the treasury stock method. Securities that are potentially an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Financial instruments

The Company’s financial instruments, including cash and equivalents, accounts and other receivables, accounts and other payables, accrued liabilities and short-term debt, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures,” requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments,” defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 - inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.
●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
●	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity,” and ASC 815.

Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Recent accounting pronouncements

In January 2017, the FASB issued ASU 2017-01: Business Combinations (Topic 805): Clarifying the Determination of Business. The Update requires that when substantially all of the fair value of the gross assets acquired (or dispose of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. If the screen is not met, the amendments in this ASU on update (1) required that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements. Public business entities should apply the amendments in this Update to annual periods beginning after December 15, 2017, including interim period within those periods. Early adoption of the amendments in this Update is allowed. The amendments in this Update should be applied prospectively on or after the effective date. No disclosure is required at transition. The Company adopted this pronouncement on its financial statements as of and for the year ended December 31, 2018.

F-12

In January 2017, the FASB issued ASU 2017-04: Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the FASB eliminated Step 2 from the goodwill impairment test. Under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity should apply the amendments in this ASU on update on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. A public business entity that is a SEC filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. There is no material impact on its financial statements.

In November 2016, the FASB issued guidance, which addresses the presentation of restricted cash in the statement of cash flows. The guidance requires entities to show the changes in the total of cash, cash equivalents, restricted cash, and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The Company is currently evaluating the timing and the impact of this guidance on the financial statements.

In October 2016, the FASB issued guidance, which amends the existing accounting for Intra-Entity Transfers of Assets Other Than Inventory. The guidance requires an entity to recognize the income tax consequences of intra-entity transfers, other than inventory, when the transfer occurs The Company is currently evaluating the timing and the impact of this guidance on the financial statements.

In August 2016, the FASB issued guidance, which amends the existing accounting standards for the classification of certain cash receipts and cash payments on the statement of cash flows. The Company is currently evaluating the timing and the impact of this guidance on the financial statements.

In June 2016, the FASB issued guidance, which requires credit losses on financial assets measured at amortized cost basis to be presented at the net amount expected to be collected, not based on incurred losses. Further, credit losses on available-for-sale debt securities should be recorded through an allowance for credit losses limited to the amount by which fair value is below amortized cost. The Company is currently evaluating the timing and the impact of this guidance on the financial statements.

In February 2016, the FASB issued guidance, which amends the existing accounting standards for leases. Consistent with current guidance, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification. Under the new guidance, a lessee will be required to recognize assets and liabilities for all leases with lease terms of more than twelve months. The Company is currently evaluating the timing and the impact of this guidance on the financial statements.

In January 2016, the FASB issued guidance, which amends the existing accounting standards for the recognition and measurement of financial assets and financial liabilities. The updated guidance primarily addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The Company is currently evaluating the timing and the impact of this guidance on the financial statements.

The Company reviews new accounting standards as issued. Management has not identified any other new standards that it believes will have a significant impact on the Company’s financial statements.

F-13

3.	Trade Receivables

The Company generally provides a credit term of 30 to 60 days to its customers upon delivery of goods.

4.	Plant and Equipment

	Furniture and fittings	Office equipment	Leasehold improvement	Total
	$	$	$	$
Cost
At May 5, 2017	-	-	-	-
Additions during the period	-	-	190,937	190,937
Effects of currency translation	-	-	(5,535)	(5,535)
At December 31, 2017	-	-	185,402	185,402
Additions during the year	671	1,179	451,811	453,661
Effects of currency translation	(11)	(22)	(20,479)	(20,512)
At December 31, 2018	660	1,157	616,734	618,551

Accumulated depreciation
At May 5, 2017	-	-	-	-
Depreciation during the period	-	-	-	-
At December 31, 2017	-	-	-	-
Depreciation during the year	163	217	110,709	111,089
Effects of currency translation	(4)	(7)	(4,218)	(4,229)
At December 31, 2018	159	210	106,491	106,860

Net book value
At December 31, 2017	-	-	185,402	185,402
At December 31, 2018	501	947	510,243	511,691

5.	Related Party Transactions

At December 31, 2018 and 2017, the Company owed funds to the following related parties; except for the balance owed to Shenzhen Yeller Investment & Development Co., Ltd, these advances were unsecured, non-interest bearing and due on demand:

	2018	2017	Relationship
	$	$
Shenzhen Yeller Investment & Development Co., Ltd	149,492	63,894	Common control
Huang Yusheng	219,590	148,010	Shareholder
Huang Qiansheng	91,617	29,602	Shareholder
Total	460,699	241,506

The balance owed to Shenzhen Yeller Investment & Development Co., Ltd carried an interest rate of 4.35% per annum.

F-14

6.	Income Taxes

We use the asset and liability method of accounting for income taxes in accordance with ASC Topic 740, “Income Taxes.” Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if based on the weight of the available positive and negative evidence, it is more likely than not some portion or all of the deferred tax assets will not be realized.

ASC Topic 740.10.30 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740.10.40 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We have no material uncertain tax positions for any of the reporting periods presented.

The Company incorporated in the PRC is subject to a profits tax rate of 25% for income generated from operations in the country.

The full realization of the tax benefit associated with the carry forward losses depends predominantly upon the Company’s ability to generate taxable income during the carry forward period.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

7.	Lease Commitments

During the year ended December 31, 2017, the Company entered into a five-year lease agreement with China International Consumer Electronics Show and Exchange Center (CEEC) commencing on July 17, 2017 and expiring on July 17, 2022. The monthly lease expense is RMB 64,920 (USD 9,815).

The minimum future lease payments for the premise at December 31, 2018 and 2017 are as follows:

	2018	2017
	$	$
Within 1 year	117,775	117,775
Between 2 years and 5 years	304,252	422,027
	422,027	539,802

According to the lease agreement, the Company is entitled to a renovation subsidy of RMB 3,245,000 (USD 471,901) for renovation if the Company fulfills its contractual obligations. The full subsidy amount was recorded in 2018 as deferred subsidy income when the renovation was completed in March 2018 and the Company commenced operations thereafter.

F-15

This subsidy amount is amortized on a straight line basis over 52 months, which represents the remaining lease term of the CEEC contract.

8.	Risks

A.	Credit risk

The Company’s deposits are with banks located in the PRC. They do not carry federal deposit insurance and may be subject to loss if the banks become insolvent.

Since the Company’s inception, the age of account receivables has been less than one year indicating that the Company is subject to minimal risk borne from credit extended to customers.

B.	Interest risk

The Company is subject to interest rate risk when short term loans become due and require refinancing.

C.	Economic and political risks

The Company’s operations are conducted in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in the PRC.

The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

D.	Inflation Risk

Management monitors changes in price levels. Historically inflation has not materially impacted the Company’s financial statements; however, significant increases in the price of raw materials and labor that cannot be passed to the Company’s customers could adversely impact the Company’s results of operations.

9.	Subsequent Events

On August 2, 2019, Qianhailewenhua Consulting Ltd. (QCM) entered into a share purchase agreement with the Company’s shareholders: 1) Huang Yusheng, 2) Huang Xiansheng, 3) Chen Huanwei, 4) Chen Zemin and 5) Lai Xiaopeng to purchase 80% of shares from these shareholders for RMB 5 (USD 0.72).

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